Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(741)	$(945)
Fixed Charges	1,382	1,362

Total Earnings	$641	$417

Fixed Charges
Interest Expense	$1,355	$1,338
Amortization of Debt Costs	22	19
Interest Element of Rentals	5	5

Total Fixed Charges	$1,382	$1,362

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the nine months ended September 30, 2008 and 2007 were insufficient to cover fixed charges by
$741 million and $945 million, respectively. As a result of such deficiencies, the ratios are not presented above.